SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                           First Commonwealth, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock

--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                               319983 10 2
                              (CUSIP Number)


                                Leslie B. Daniels
                           767 Fifth Avenue, 5th Floor
                            New York, New York 10028
                                 (212) 319-2525
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Persons Authorized to Receive
                       Notices and Communications)


                                  May 15, 1998


             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Leslie B. Daniels ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             82,830
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      191,930
                                                   9  SOLE DISPOSITIVE POWER
                                                      82,830
                                                  10  SHARED DISPOSITIVE POWER
                                                      191,830
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         191,930
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.271%
     14  TYPE OF REPORTING PERSON*
         IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Daniels Family Trust   13-7005858

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             60,000
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      191,930
                                                   9  SOLE DISPOSITIVE POWER
                                                      60,000
                                                  10  SHARED DISPOSITIVE POWER
                                                      191,830
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         191,930
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.271%
     14  TYPE OF REPORTING PERSON*
         OO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 3 of 8 Pages

                                 SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Daniels Family Foundation    13-3799459

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             14,000
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      191,930
                                                   9  SOLE DISPOSITIVE POWER
                                                      14,000
                                                  10  SHARED DISPOSITIVE POWER
                                                      191,830
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         191,930
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.271%
     14  TYPE OF REPORTING PERSON*
         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 4 of 8 Pages

                                 SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elizabeth L. Daniels ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             18,700
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      191,930
                                                   9  SOLE DISPOSITIVE POWER
                                                      18,700
                                                  10  SHARED DISPOSITIVE POWER
                                                      191,830
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         191,930
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.271%
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 5 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul B. Daniels ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             16,400
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      191,930
                                                   9  SOLE DISPOSITIVE POWER
                                                      16,400
                                                  10  SHARED DISPOSITIVE POWER
                                                      191,830
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         191,930
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.271%
     14  TYPE OF REPORTING PERSON*
         IN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 6 of 8 Pages

Item 1.  Security and Issuer.

Common Stock

First Commonwealth, Inc.
444 N. Wells Street
Chicago, IL 60610

Item 2.  Identity and Background.

(a)      Leslie B. Daniels
         Daniels Family Trust
         Daniels Family Foundation
         Elizabeth L. Daniels
         Paul Daniels

(b)      767 Fifth Avenue, 5th Floor
         New York, NY 10028

(c)      investments

(d)      none

(e)      none

(f)      USA

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds of individuals; working capital of foundation and trust.

Item 4.  Purpose of Transaction.

The reporting persons have observed that since the November 1995 public offering of the issuer at $15 per share, the issuer's membership, revenues, and earnings all have approximately doubled, yet the market price of its common stock (currently approximately $14.50) has not reflected true value. The reporting persons seek to increase shareholder value through the exploration of all available alternatives, including a management buyout, a buyout involving a financial or strategic investor, and a sale to a third party, in which the reporting persons may or may not participate. The reporting persons intend to conduct discussions with the issuer's management and with other stockholders, investment bankers and other professionals. The reporting persons may, depending upon conditions prevailing from time to time, purchase additional shares or sell shares of the issuer's common stock.



                                Page 7 of 8 Pages

Item 5.  Interest in Securities of the Company.

                                                 Number of        Percentage of     Sole Voting    Shared Voting
         Reporting Person                      Shares Owned   Outstanding Shares      Power             Power
         Leslie B. Daniels                           82,830            2.275%           2.275%          5.271%
         Daniels Family Trust                        60,000            1.648%           1.648%          5.271%
         Daniels Family Foundation                   14,000             .385%            .385%          5.271%
         Elizabeth L. Daniels                        18,700             .514%            .514%          5.271%
         Paul B. Daniels                             16,400             .540%            .450%          5.271%

         Transactions by reporting persons during preceding 60 days:

                                                           Price
                                               Date of      Per     Number of
         Reporting Person                    Transaction  Share      Shares

         Daniels Family Trust                  4/28/98    $ 14 5/8    15,000
         Daniels Family Trust                   5/1/98      14 5/8    10,000
         Daniels Family Foundation              5/1/98      14 5/8     9,000
         Paul B. Daniels                       4/17/98      14         1,000
         Paul B. Daniels                       4/20/98      14           400
         Paul B. Daniels                       4/21/98      14        10,000
         Paul B. Daniels                       4/28/98      14 5/8     5,000
         Leslie B. Daniels                     4/21/98      14         8,000
         Leslie B. Daniels                     4/28/98      14 5/8     5,000
         Leslie B. Daniels                     5/15/98      14 1/2     3,000
         Leslie B. Daniels                     5/15/98      14 3/8     2,700
         Leslie B. Daniels                     5/15/98      14 1/2     2,300
         Leslie B. Daniels                     5/15/98      14 1/2     2,000
         Elizabeth A. Daniels                  4/15/98      14 1/4     1,100
         Elizabeth A. Daniels                  4/21/98      14 1/2     5,000
         Elizabeth A. Daniels                  4/21/98      14         5,000


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The reporting persons have a family relationship and otherwise have no specific understanding with respect to the securities of the issuer.

Item 7.  Material to be Filed as Exhibits.

99.1     Joint Filing Agreement.

                                Signatures

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 20, 1998



                            /s/ LESLIE B. DANIELS
                                Leslie B. Daniels

                                Page 8 of 8 Pages

CUSIP NO. 319983 10 2                      Schedule 13D


                                                               Exhibit 99.1

                         JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) of Regulation 13d of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments thereto.

Date:  May 20, 1998




/s/ LESLIE B. DANIELS
Leslie B. Daniels

DANIELS FAMILY TRUST



By:  /s/ LESLIE B. DANIELS


DANIELS FAMILY FOUNDATION



By:  /s/ LESLIE B. DANIELS




/s/ ELIZABETH L. DANIELS
Elizabeth L. Daniels



/s/ PAUL B. DANIELS
Paul B. Daniels